November 18, 2022
Confidential
Mr. Joshua Shainess
Mr. Jeff Kauten
Mr. Stephen Krikorian
Ms. Laura Veator
Division of Corporation Finance
Office of Technology
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549
Re:
Hesai Group (CIK No. 0001861737)
Response to the Staff’s Comments on the Draft Registration Statement on Form F-1 Confidentially Submitted on October 11, 2022

Dear Mr. Shainess, Mr. Kauten, Mr. Krikorian and Ms. Veator:
On behalf of our client, Hesai Group, a company organized under the laws of the Cayman Islands (the “Company”), we submit to the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) this letter setting forth the Company’s responses to the comments contained in the Staff’s letter dated November 8, 2022 on the Company’s draft registration statement on Form F-1 confidentially submitted on October 11, 2022 (the “Draft Registration Statement”). Concurrently with the submission of this letter, the Company is submitting its revised draft registration statement on Form F-1 (the “Revised Draft Registration Statement”) to the Commission for confidential review. The Company confirms that it remains as an “emerging growth company” as defined in the Jumpstart Our Business Startups Act, as amended.
Besides adding and revising disclosure in response to the Staff’s comments, the Company has also included (i) its unaudited condensed combined and consolidated financial statements as of and for the nine months ended September 30, 2022 and September 30, 2021, respectively, and (ii) other information and data to reflect recent developments.
The Staff’s comments are repeated below in bold and are followed by the Company’s responses. We have included page references in the Revised Draft Registration Statement where the language addressing a particular comment appears. Capitalized terms used but not otherwise defined herein have the meanings set forth in the Revised Draft Registration Statement.

U.S. Securities and Exchange Commission
November 18, 2022

Draft Registration Statement on Form F-1
Cover Page
1.
We note your response to prior comment 1. Please provide a cross-reference to your detailed discussion of risks facing the company and the offering as a result of your corporate structure.

In response to the Staff’s comment, the Company has revised the disclosure on the prospectus cover page, page 7 and page 47 of the Revised Draft Registration Statement.
2.
We note your response to prior comment 2. Please refrain from using terms such as “we” or “our” when describing activities or functions of the operating subsidiaries. In this regard, we note that due to your corporate structure investors are subject to unique risks due to uncertainty of the interpretation and the application of the PRC laws and regulations, including but not limited to limitations on foreign ownership of technology companies.

In response to the Staff’s comment, the Company has, to the extent appropriate and practicable, replaced terms such as “we” or “our” when describing activities or functions of the operating subsidiaries in the Draft Registration Statement with “Hesai Technology,” which is defined on the prospectus cover page, the Conventions (page 13) and the Business section (page 111) as the group of the Company’s operating subsidiaries.
Summary Combined and Consolidated Financial Data, page 17
3.
We note your revised disclosure in response to prior comment 7 and we reissue our comment. In this regard, we note that you present pro forma net loss per share for both the year ended December 31, 2021 and the six months ended June 30, 2022 and you also include proposed additional disclosure of the pro forma net loss per share including share-based compensation at the effective date of the initial public offering. Please revise to present only one pro forma net loss per share calculation for the latest annual period (i.e., the year ended December 31, 2021) and assume the IPO was effective on January 1 of the latest annual period (i.e., January 1, 2021). Include the amount of stock based compensation that will be recognized upon the effectiveness of your IPO in this calculation. That is, assume the service vesting conditions that were met as of the IPO effectiveness date were also met as of January 1, 2021 and include the entire amount of additional stock compensation in you pro forma net loss per share for the year ended December 31, 2021. In calculating the stock compensation that will be recognized upon the effectiveness of your IPO, use the most recent practicable date, when known, and disclose this date.

In response to the Staff’s comment, the Company has revised the disclosure on page 19 of the Revised Draft Registration Statement.
Management’s Discussion and Analysis of Financial Condition and Results of Operations Overview, page 76
4.
You disclose that you have shipped approximately 34,000 LiDAR units from 2017 and up to June 30, 2022, and you expect to ship over 80,000 LiDAR units, including approximately 60,000 units for ADAS customers that are evidenced by noncancellable scheduled purchase orders, in 2022. Please clarify if the 80,000 units are additional shipments you expect to ship subsequent to June 30, 2022 through December 31, 2022, or if this is the total shipments, including both completed and expected for the year ended December 31, 2022. Also, clarify the number of these expected shipments that you have actually completed to date and your basis for any additional expected shipments that are not represented by noncancellable scheduled purchase orders.

In response to the Staff’s comment, the Company has revised the disclosure on the pages 1, 77 and 111 of the Revised Draft Registration Statement.

U.S. Securities and Exchange Commission
November 18, 2022

5.
We also note your disclosure on page 78 that you expect the average selling price for your LiDAR units and your gross margin to decrease as your shipment volume increases. Please balance your disclosure to describe the impact on any known or reasonably possible changes to your selling prices as it relates to these expected shipments. Also, describe any known or reasonably possible changes to your gross margins as a result of cost increases or materials and chip shortages that you describe as risks elsewhere in your filing.

In response to the Staff’s comment, the Company has revised the disclosure on the page 79 of the Revised Draft Registration Statement. The Company respectfully advises the Staff that while the Company expects to face increasing costs related to materials, chips and supply chain globally, it is currently impracticable for the Company to quantify the magnitude of such future increases, primarily as a result of the complexity involved.
Inflation, page 97
6.
Please update your disclosure to describe changes in the consumer price to date, and the impact of such changes or other inflationary factors on your financial position and results of operations to date.

In response to the Staff’s comment, the Company has revised the disclosure on the page 99 of the Revised Draft Registration Statement.
Combined and Consolidated Financial Statements for the Years Ended December 31, 2019, 2020 and 2021
Notes to Combined and Consolidated Financial Statements
16. Redeemable Shares, page F-26
7.
You disclose that the agreements provide the investors with the right to redeem if a Qualified-IPO has not been consummated by December 31, 2022. Please clarify the redemption rights if a qualified IPO occurs subsequent to December 31, 2022. That is, clarify if holders will continue to have the rights to redeem these shares subsequent to the IPO, or if the shares will automatically convert to ordinary shares upon the effectiveness of an IPO. Revise your disclosures accordingly.

In response to the Staff’s comment, the Company has revised the disclosure on the pages F-26 and F-60 of the Revised Draft Registration Statement.
*         *         *

U.S. Securities and Exchange Commission
November 18, 2022

If you have any questions regarding the Revised Draft Registration Statement, please contact the undersigned by phone at +86 21 6193 8225 or via e-mail at yuting.wu@skadden.com, or Jimmy Chen, partner at Deloitte Touche Tohmatsu Certified Public Accountants LLP, by telephone at +86 21 6141-2172 or via email at jimmycchen@deloitte.com.cn. Deloitte Touche Tohmatsu Certified Public Accountants LLP is the independent registered public accounting firm of the Company.
Very truly yours,
/s/ Yuting Wu

Yuting Wu
Enclosures
cc:
Yifan Li, Co-Founder, Director and Chief Executive Officer, Hesai Group
Louis T. Hsieh, Director and Global Chief Financial Officer, Hesai Group
Shu Du, Esq., Partner, Skadden, Arps, Slate, Meagher & Flom LLP
Brian V. Breheny, Esq., Partner, Skadden, Arps, Slate, Meagher & Flom LLP
Jimmy Chen, Partner, Deloitte Touche Tohmatsu Certified Public Accountants LLP
Allen Wang, Esq., Partner, Latham & Watkins LLP